Exhibit 99.1

PRESS RELEASE

Exploration: TotalEnergies Strengthens its Global Collaboration
with Chevron

Paris, 1st December 2025 – Further to an ongoing discussion of global exploration opportunities between TotalEnergies and Chevron, TotalEnergies EP Nigeria has signed a farmout agreement to sell to Star Deep Water Petroleum Limited, a Chevron company, a 40% participation in the PPL 2000 and PPL 2001 exploration licenses, offshore Nigeria.

Located in the prolific West Delta basin, the PPL 2000 & 2001 licenses are covering an area of approximately 2,000 square kilometers and were awarded to a consortium of TotalEnergies and South Atlantic Petroleum following the 2024 Exploration Round organized by the Nigerian Upstream Petroleum Regulatory Commission. TotalEnergies will remain operator with a 40% participation alongside Chevron (40%) and South Atlantic Petroleum (20%).

This new joint venture reinforces TotalEnergies’ global offshore exploration collaboration with Chevron, following the June acquisition of a 25% working interest in a portfolio of exploration leases Offshore U.S. comprising 40 Chevron-operated blocks.

"After launching our joint venture in US offshore exploration in June, we’re delighted to now expand our collaboration to Nigeria to unlock new resources in the West Delta basin," said Nicola Mavilla, Senior Vice-President Exploration at TotalEnergies. “This new joint venture aims at derisking and developing new opportunities in Nigeria, in line with the objectives of the country.”

Completion of the farmout transaction with Chevron is subject to customary conditions, including regulatory approvals.

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About TotalEnergies in Nigeria

TotalEnergies has been present in Nigeria for more than 60 years and employs today more than 1,800 people across different business segments. Nigeria is one of the main contributing countries to TotalEnergies’ hydrocarbon production with 209,000 boe/d produced in 2024. TotalEnergies also operates an extensive distribution network which includes about 540 service stations in the country. In all its operations, TotalEnergies is particularly attentive to the socio-economic development of the country and is committed to working with local communities.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to providing as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).